

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Kevin Wirges
Chief Financial Officer and Treasurer
CareMax, Inc.
1000 NW 57th Court, Suite 400
Miami, Florida 33126

      Re: CareMax, Inc.
          Form 10-K for the Year Ended December 31, 2022

          File No. 1-39391

Dear Kevin Wirges:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Industrial Applications and Services